Exhibit 99.10

[English translation from Hebrew]

Agreement

Made and entered into in Tel Aviv on ____________, 2019

Between

S.B. Israel Telecom Ltd.

c/o Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel, Ramat Gan

Fax: [    ]

Email: [    ]

(“SB Israel”)

of the first part;

And

Adv. Ady Fighel, in his capacity as the Permanent Receiver for assets pledged by Scailex

Corporation Ltd. in favor of the Bondholders (Series 10) of Scailex Corporation Ltd. (in the

framework of Liquidation File 15479-01-15)

of 2 Ben Gurion Rd.

B.S.R Tower 1, 18th floor

Ramat Gan 5257334, Israel

Fax: [    ]

Email: [    ]

(the “Receiver”)

of the second part;

WHEREAS	on November 30, 2012, a Share Purchase Agreement was entered into between Suny Cellular Communication Ltd. (f/k/a Scailex Corporation Ltd.) (“Scailex”) and SB Israel (the “Share Purchase Agreement”), setting forth, inter alia, an arrangement according to which SB Israel would transfer, in the framework of the share purchase transaction, dividends distributed by Partner Communications Ltd. (“Partner”) to Scailex, up to a total of approximately NIS 115 million, against the pro-rata transfer of approximately 2.98 million ordinary shares of Partner from Scailex to SB Israel, all as set forth in the Share Purchase Agreement (and the other agreements entered into in connection with the transaction that is the subject matter of the Share Purchase Agreement, including without limitation, the irrevocable instructions delivered by the parties, and the Escrow Agreement dated January 29, 2013 (the “Escrow Agreement”) between Scailex, SB Israel and Fahn Kanne Trust Ltd. (the “Escrow Agent under the Escrow Agreement”) and the agreements ancillary thereto; the “Transaction Documents”) (the “Special Dividend Arrangement”); and

WHEREAS	on January 28, 2015, the President of the Tel Aviv-Jaffa District Court, the Honorable Judge Eitan Orenstein, ordered, in Liquidation File 15479-01-19 (the “Liquidation Court”) the appointment of the Receiver as a Permanent Receiver for the purpose of realizing the rights and assets pledged by Scailex to secure its debts to the Bondholders (Series 10) of Scailex (the “Bonds”), including the rights in connection with the Special Dividend Arrangement; and

WHEREAS	The Parties to this Agreement have encountered various disputes regarding the Special Dividend Arrangement, including with respect to the validity of the Special Dividend Arrangement, and various letters have been exchanged between them; and

WHEREAS	Further to lengthy discussions between the Parties, the Parties desire to settle all of their disputes by way of enforcement and realization by the Receiver of the pledge in favor of the Bonds holders on Scailex’s rights in connection with the Special Dividend Arrangement and this pursuant to Section 17 of the Pledge Law, 5727-1967 (“Realization of the Rights”) and by mutual consent, as set forth below; and

WHEREAS	as of the date of signing this Agreement, the results of the Bondholders’ meeting (attached hereto as Appendix A) have been published on the “MAYA” system and according to such results the Bondholders resolved by a special majority to instruct the Bonds trustee to notify the Receiver and the Liquidation Court of their consent to the terms of this Agreement, which has been attached to the voting proxy made available to them (attached hereto as Appendix B);

Now, Therefore, the Parties hereby agree as follows:

1.	General

1.1.

The preamble to this Agreement constitutes an integral part thereof. The section headings serve only as references and should not be used to interpret this Agreement. Words in the singular include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa.

1.2.

The contents of this Agreement were set jointly by the Parties, after free negotiations in which neither party had priority in the design of its terms, and after the Parties consulted with their legal advisors. Therefore, no interpretation rule whatsoever will be applied against the drafter in connection with this Agreement. Without derogating from the generality of the aforesaid, the provisions of Section 25(b1) of the Contracts (General Part) Law, 5733-1973 shall not apply to the relations between the Parties under this Agreement. The drafts preceding the signing of this Agreement shall not be admissible in any legal or quasi-judicial proceeding and shall not be used for the interpretation of this Agreement or for any other matter.

2.	The Agreement

2.1.

Subject to the satisfaction of the Condition Precedent (as defined below), the Receiver and SB Israel (the “Parties”) finally and absolutely waive, vis-à-vis each other and, subject to the payment of the Agreed Amount (as defined below) to the Receiver’s fund as detailed below, vis-à-vis any third party (including Partner and a purchaser of the shares of Partner held by SB Israel), any claim, demand or right under the Share Purchase Agreement in general, and under the Special Dividend Arrangement in particular, which reflects rights that were attached to the purchased shares, against SB Israel’s undertaking (guaranteed by SCG Communication Ventures LLC) (“SCG”), pursuant to the terms and conditions of this Agreement, to pay (by itself or through SCG) to the Receiver’s fund (in accordance with the payment instructions delivered to SB Israel prior to the execution of this Agreement), by the Last Date for Payment (as defined below), an amount in New Israeli Shekels that is equal (on the date of payment to the Receiver’s fund or, if applicable, on the Deposit Date (as defined below)) to US $1,750,000 (the “Agreed Amount”), based on the last representative exchange rate of the US Dollar, as published by the Bank of Israel prior to the date of payment to the Receiver’s fund or, if applicable, prior to the Deposit Date.

The “Last Date for Payment” means the earlier of: (a) January 31, 2020, (b) immediately prior to the date of a dividend distribution by Partner to its shareholders, (c) the closing date of a transaction for the sale of “control” (as defined in the Securities Law, 5728-1968) of Partner by SB Israel, or of SB Israel by SCG Communication Ventures LLC, (d) the date of the closing of an equity investment in SB Israel by a third party investor; but in any event not earlier than five business days from the date of satisfaction of the Condition Precedent.

It is agreed by the parties that SB Israel will approach the VAT authorities for a ruling that the payment of the Agreed Amount will not be subject to VAT. Notwithstanding the foregoing, insofar as the payment of all or part of the Agreed Amount will be paid to the Receiver’s fund together with such VAT as stated in the ruling from the VAT authorities, against the issuance of a VAT invoice by the Receiver. To the extent that by the Last Date for Payment, such ruling from the VAT authorities has not been obtained, the Agreed Amount will be paid together with VAT in respect of the entire Agreed Amount, against the issuance of a VAT invoice by the Receiver.

2.2.

Without derogating from the final and absolute waiver referred to in Section 2.1 above, subject to the satisfaction of the Condition Precedent, and upon payment of the Agreed Amount by SB Israel as aforesaid, this will constitute a Realization of the Rights and accordingly, all of the provisions of the Share Purchase Agreement (and all other Transaction Documents, including the Escrow Agreement) relating to the Special Dividend Arrangement will be deemed canceled as from the said payment date, and in this respect Scailex and/or anyone on its behalf (including any creditor of Scailex) will no longer be entitled to any payment and/or right in connection with the Special Dividend Arrangement.

2.3.

In order to give binding and absolute effect to these agreements, towards relevant third parties, the Receiver undertakes to include Partner, Scailex, the Escrow Agent under the Escrow Agreement, Hermetic Trust (1975) Ltd.—the trustee under the Hutchison Debt Assumption Arrangement (as defined in the Share Purchase Agreement) (“Hermetic”) and the Trustee for Bondholders (Series 13) of Scailex (together, the “Additional Parties”) as parties to the proceeding for approval of this Agreement by the Liquidation Court, and the Receiver further undertakes to include a Decree, in the form attached hereto as Appendix C, in its application to the Liquidation Court. Immediately upon the payment of the Agreed Amount to the Receiver, the SB Israel will notify each of the Additional Parties in writing that it has paid the Agreed Amount pursuant to this Agreement.

2.4.

Notwithstanding the above, should SB Israel breach its undertaking to pay the Agreed Amount to the Receiver’s fund by the Last Date for Payment in accordance with the provisions of this Agreement following the fulfillment of the Condition Precedent (as defined below), the Receiver will be entitled (at its absolute discretion) to notify SB Israel, at any time before the Agreed Amount is received after the Last Date for Payment, of the termination of this Agreement, with 10 business days’ advance notice. To the extent that the Receiver exercised his right as aforesaid and until the effective date of termination the Agreed Amount has not been paid to the Receiver, then the provisions set out in this Agreement do not and will not have any effect and all representations and undertakings of the Parties under this Agreement (except for the provisions of Section 4.1 below) shall be deemed null and void and without the need for any further action by any party, and each party shall be entitled to raise any argument, demand or claim as if this Agreement never came into existence. However, in such event, and notwithstanding the foregoing, SB Israel shall be deemed as having waived any argument or demand or claim regarding the validity of the Special Dividend Arrangement made by SB Israel or available to it as of the signing date of this Agreement, including the claims raised by it in letters sent on its behalf to the Receiver in connection with the Special Dividend Arrangement.

3.	Condition Precedent

3.1.	This Agreement is subject to the fulfillment of the following two cumulative conditions within the time periods set forth in Sections 3.1.1 and 3.1.2 below (the “Condition Precedent”):

3.1.1.

The Liquidation Court’s approval to the Realization of the Rights by way of the Receiver’s entry into this Agreement shall have been received within 30 days from the date of signing this Agreement. Insofar as this condition has not been satisfied by the aforesaid date (or within the extension period as stated in this Section 3.1.1 below), each of the Parties (SB Israel and the Receiver) shall be entitled, by giving written notice to the other Party not later than the last day for receipt of the Liquidation Court’s approval (i.e., the end of the initial 30-day period or, if applicable, the end of the then current extension period), to extend the period for receipt of such approval by additional periods of 30 days each, provided that (a) SB Israel shall not be entitled to extend the period for receipt of such approval to beyond 150 days from the date of signing this Agreement, and (b) the Receiver shall not be entitled to extend the period for receipt of such approval to beyond 90 days from the date of signing this Agreement.

3.1.2.

The judgement of the Liquidation Court approving the Receiver’s entry into this Agreement has become final and binding and is no longer appealable. To the extent an appeal has been filed against the Liquidation Court’s ruling approving the Receiver’s entry into this Agreement, the period for satisfaction of the Condition Precedent shall be extended until the date on which a final determination is made by the Court, which is no longer appealable.

3.2.

It is hereby clarified that all of the Parties’ obligations pursuant to this Agreement are contingent upon satisfaction of the Condition Precedent as detailed above, and to the extent that the Condition Precedent is not satisfied as per the above, the provisions set out in this Agreement (except for the provisions of Section 4.1 below) do not and will not have any effect and all representations and undertakings of the Parties under this Agreement shall be deemed null and void and without the need for any action by any party, and each party shall be entitled to raise any argument, demand or claim as if this Agreement never came into existence.

4.	Miscellaneous

4.1.

The parties agree that neither the execution of this agreement and/or its performance, breach, cancellation or revocation, shall derogate or detract from the rights of Advent Investments PTE Ltd and/or Hermetic, including as a secured creditor of SB Israel and as a lien owner with respect to the shares of Partner held by SB Israel and other assets pledged in favor of them, pursuant to agreements with them. This Section constitutes a contract for the benefit of a third party towards Advent Investments PTE Ltd and Hermetic.

4.2.

This Agreement does not imply any admission by either party of any of the claims made by the other party. This Agreement fully embodies, exhausts and reflects the entire agreement between the Parties in connection with the matters covered by this Agreement, and upon its signature, it rescinds any representations, undertakings, understandings and agreements reached, if any, in connection with the matters discussed therein, prior to its signature, in writing or orally, which were not explicitly expressed in it.

4.3.	Any amendment, modification and / or addition to this Agreement shall be valid only if made in writing and signed by all Parties to the Agreement.

4.4.

Subject to the payment of the Agreed Amount to the Receiver’s fund as set forth in Section 2.1, this Agreement constitutes a contract for the benefit of a third party towards any purchaser of the Partner shares held by SB Israel and Partner.

4.5.

In the event that any party acquires SB Israel’s shares in Partner, then subject to and following the actual payment of the entire Agreed Amount to the Receiver’s fund as set forth in Section 2.1, SB Israel shall be entitled to assign all of its rights and obligations under this Agreement to such purchaser. Alternatively, in the event that the Condition Precedent has not been fulfilled by then, subject to and following deposit of the Agreed Amount in trust with the trust company of Meitar Liquornik Geva Leshem Tal, Law Offices (MLG & LB Trust Ltd.) or such other trustee approved by SB Israel and the Receiver in writing (the date of such deposit in trust, the “Deposit Date”), SB Israel shall be entitled to assign all of its rights and obligations under this Agreement to such purchaser. In the event that the Agreed Amount has been deposited in trust as described in this Section above, then the Agreed Amount shall be held in trust (i) until the transfer of the entire Agreed Amount to the Receiver’s fund shortly after the fulfillment of the

Condition Precedent or (ii) until the return of the Agreed Amount to SB Israel (or to whom it may direct) shortly after the termination or expiration of this Agreement (pursuant to Section 2.4 or Section 3.2), as applicable, and the trust costs will be borne solely by SB Israel (and not by the Receiver). It is being clarified that SB Israel will not be entitled to assign only its rights without assigning also all of its obligations under this Agreement. It is hereby further clarified, for the avoidance of doubt, that any such assignment shall also release SCG Communication Venture LLC from its obligations and guarantee under this Agreement.

4.6.

This Agreement and any matter arising therefrom is subject to the sole and exclusive jurisdiction of the Liquidation Court in Tel Aviv only, no other court shall have jurisdiction, and the only applicable law shall be the Israeli law.

4.7.

Notices pursuant to this Agreement or in connection therewith shall be delivered in writing and with the signature of the party giving the notice or a person authorized to sign on its behalf. A written notice sent by one party to this Agreement to the other (to the address stated in the Preamble to this Agreement or to such other address as that party shall notify to the other Parties to this Agreement in accordance with the provisions of this section) shall be deemed to have been received by the party to which the notice was sent within 3 (three) business days from its delivery if sent by registered mail (against a confirmation of delivery); on the date on which it was actually delivered or refused to be received it if it was delivered by personal delivery; and on the date of sending the notice by fax or email (if sent during a business day, and if not sent during a business day, on the first business day after the date of dispatch) provided that the sending party presents a facsimile certificate of sending the notice or an email confirmation of receipt of the notice.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed:

S.B. Israel Telecom Ltd.	Adv. Ady Fighel, in his capacity as Permanent Receiver

Attorney Confirmation:

I, the undersigned, Adv. ____________, hereby certify that S.B. Israel Telecom Ltd. has signed this Agreement through _______________ and ___________ and that the signature of the foregoing persons binds S.B. Israel Telecom Ltd. for all intents and purposes.

____________

________, Adv.

We, SCG Communication Ventures LLC (whose address for service of process is c/o Meitar Liquornik Geva Leshem Tal & Co., 16 Abba Hillel, Ramat Gan, Fax: [], Email: []), hereby guarantee the undertaking of SB Israel set forth in Section 2.1 above:

SCG Communication Ventures LLC

Attorney Confirmation:

I, the undersigned, Adv. ____________, hereby certify that SCG Communication Ventures LLC has signed this Agreement through _______________ and ___________ and that the signature of the foregoing persons binds SCG Communication Ventures LLC for all intents and purposes.

____________

________, Adv.